Exhibit 99.8

5CS010.001 – SSR Mining Inc. NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada	Page 1

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada, October 20, 2017, with an effective date of December 31, 2016.

I, Mark Liskowich, do hereby certify that:

1)	I am a Principal Consultant (Environmental Management) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 205, 2100 Airport Drive, Saskatoon, Saskatchewan, Canada;

2)

I am a graduate of the University of Regina, in 1989, I obtained a Bachelor of Science. I have practiced my profession continuously since 1989. My expertise is in the environmental, permitting, and social management of mineral exploration and mining projects;

3)	I am a Professional Geologist, registered with the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS#10005);

4)	I have personally inspected the subject project on numerous occasions since 1992, and most recently in March 2016 for two days.

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 4.3, 4.4, and 20, and accept professional responsibility for those sections of this technical report;

8)

I have been involved with the subject property as an environmental regulator from 1992 to 2002 and provided a variety of consulting services to the operator of the subject property from 2006 to the present.;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK Consulting (Canada) Inc. was retained by SSR Mining Inc. to prepare a technical audit of the Seabee Gold Operation. The report is based on a review of project files and discussions with SSR Mining Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Seabee Gold Operation or securities of SSR Mining Inc.; and

12)

As of the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“Original signed and sealed”]
Saskatoon, Saskatchewan October 20, 2017	Mark Liskowich, PGeo (APEGS#10005) Principal Consultant (Environmental Management)

ML	October 20, 2017